Exhibit 99.1

NOT FOR DISSEMINATION IN THE UNITED STATES. FAILURE TO COMPLY WITH THIS RESTRICTION MAY
CONSTITUTE A VIOLATION OF UNITED STATES SECURITIES LAW.

PRESS RELEASE

CRESCENT POINT ANNOUNCES CLOSING OF BOUGHT DEAL FINANCING

September 23, 2014 CALGARY, ALBERTA. Crescent Point Energy Corp. (“Crescent Point” or the “Company”) (TSX and NYSE: CPG) has closed its recently announced bought deal financing for an offering of 17,290,000 Crescent Point common shares at $43.40 per share to raise gross proceeds of approximately $750 million. The underwriters have also exercised in part their over-allotment option to purchase an additional 1,145,000 Crescent Point common shares at the offering price. As a result, a total of 18,435,000 Crescent Point common shares have been issued at a price of $43.40 per share for aggregate gross proceeds of approximately $800 million.

The syndicate of underwriters was co-led by BMO Capital Markets and Scotiabank, and included CIBC, RBC Capital Markets, TD Securities Inc., FirstEnergy Capital Corp., National Bank Financial Inc., GMP Securities L.P., Goldman Sachs Canada Inc., Macquarie Capital Markets Canada Ltd., Merrill Lynch Canada Inc., Peters & Co. Limited, Desjardins Securities Inc. and Raymond James Ltd.

The common shares issued under the offering will be eligible to receive the dividend for the month of September 2014, which is expected to be paid on October 15, 2014.

Certain statements contained in this press release relating to the expected payment date of Crescent Point’s September dividend constitute forward-looking statements. All such forward-looking statements are based on Crescent Point’s beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this release should not be unduly relied upon. These statements speak only as of the date of this press release or, if applicable, as of the date specified in those documents specifically referenced herein.

This news release is not an offer of the common shares for sale in the United States. The common shares of Crescent Point may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended, or an exemption from such registration. Crescent Point has not registered and will not register the common shares under the U.S. Securities Act of 1933, as amended. Crescent Point does not intend to engage in a public offering of common shares in the United States.

Crescent Point is one of Canada’s largest light and medium oil producers, with an annual dividend of CDN$2.76 per share.

CRESCENT POINT ENERGY CORP.

Scott Saxberg,
President and Chief Executive Officer

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Greg Tisdale, Chief Financial Officer, or Trent Stangl, Vice President Marketing and Investor Relations.

Telephone: (403) 693-0020	Toll-free (U.S. & Canada): 888-693-0020
Fax: (403) 693-0070	Website: www.crescentpointenergy.com

Crescent Point common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange, both under the symbol CPG.

Crescent Point Energy Corp.
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta, T2P 1G1